Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at June 30, 2015. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended June 30, 2015.

(Skr millions)
Senior debt:
Long-term	191,408
Short-term	67,961
Total senior debt (1), (2)	259,369

Subordinated debt:
Long-term	2,062
Short-term	—
Total subordinated debt (1)	2,062

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	301
Retained earnings	11,945

Total	16,236

Total capitalization	277,667

(1)                                 At June 30, 2015, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at June 30, 2015.

(2)                                 Unguaranteed and unsecured.

(3)                                 In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since June 30, 2015.